EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the 2019 Annual General Meeting of the Company (the “Meeting”) was held November 24, 2019 at 2 Dov Friedman Street, Ramat Gan, Israel. The following resolutions were adopted at the Meeting:

1.	To elect one director to hold office until our next annual general meeting of shareholders (Shlomo Zohar), and to approve his terms of service.

2.	To elect two new external directors to hold office for three years, and to approve their terms of service (Efrat Makov and Mr. Michael klahr), and to approve their term of service.

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law) to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The following resolution was not adopted following the objection of the Company’s controlling shareholder, Despite high support from the public shareholders:

1.	To approve an amendment to our indemnification agreements with our office holders in respect of acts performed by them in their capacity as our directors and officers.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2018 were presented at the Meeting.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Annual General Meeting on October 7, 2019.